06004524

UNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/11

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
48160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clifden Equities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 18 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) NY (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH, D.C. 200 SECTION

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

CH 4/17/06

OATH OR AFFIRMATION

I, Brian McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clifden Equities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

*This report** contains (check all applicable boxes):*

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFDEN EQUITIES, LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2005

CLIFDEN EQUITIES, LLC

INDEX

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC (A Limited Liability Company) as of December 31, 2005, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 3, 2006

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and Cash Equivalents	$ 160,651
Fees Receivable	983,657
Prepaid Expenses and Other Assets	26,040
TOTAL	$1,170,348
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 59,124
Commission Payable	920,738
Due to Pali Capital, Inc.	2,674
TOTAL LIABILITIES	982,536
Commitments and contingencies	
Member's Equity	187,812
TOTAL	$1,170,348

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Referral Fees	$4,028,215
Placement Fees	2,479,312
Total	6,507,527
EXPENSES	
Commission Expense and Benefits	6,216,491
Professional Fees	10,000
Other Expenses	39,505
Total	6,265,996
Income Before Income Taxes	241,531
Provision For Income Taxes	10,514
NET INCOME	231,017
Member's Equity – Beginning of Year	291,795
Member's Distributions	(385,000)
Member's Contributions	50,000
Member's Equity – End of Year	$ 187,812

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating Activities:	
Net Income	$ 231,017
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Operating Assets and Liabilities:	
Accounts payable and Accrued Expenses	18,338
Fees Receivable	1,380,316
Prepaid Expenses and Other Assets	1,385
Commission Payable	(1,313,328)
Due to Pali Capital, Inc.	(72,326)
Net Cash Provided By Operating Activities	245,402
Financing Activities:	
Member Distributions	(385,000)
Member Contributions	50,000
Net Cash Used In Financing Activities	(335,000)
Net Decrease In Cash and Cash Equivalents	(89,598)
Cash and Cash Equivalents at Beginning of Year	250,249
Cash and Cash Equivalents at End of Year	$ 160,651
Supplemental Cash Flows Disclosures:	
Income Taxes paid	$ 11,200

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in the business of private placements and related investment banking activities.

The Company is a limited liability company which began operations in New York State on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and fees receivable. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Referral Fees

The Company receives referral fees for security transactions placed with Pali Capital, Inc., a related party. Although these fees are received monthly they are recognized on a trade-date basis as securities transactions occur. Upon collection, the Company remits a substantial portion of the fee to its commission agents.

Placement Fees

The Company receives quarterly and annual placement fees for the introduction of investors to Amici, LLC, an unrelated party. The quarterly fees are based on the introduced asset values while the annual fees are based on the performance of the assets for the annual period. Quarterly fees are received in advance each quarter, and the associated revenue is recognized on a monthly basis. Annual performance fees are recognized as revenue, as earned, on an annual basis. Upon collection, the Company remits a substantial portion of the fee to its commission agents.

Income Taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of the Parent.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by the Parent. Pursuant to a tax-sharing policy, UBT for the Company is determined on the basis of its separate taxable income.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2005.

NOTE 3 – RELATED PARTY TRANSACTIONS:

During 2005, the Company earned referral fees from Pali Capital, Inc. amounting to $4,028,215. At December 31, 2005, $248,887 of fees receivable were due from Pali Capital, Inc. The sole member of the Parent is also a stockholder of Pali Capital, Inc.'s parent company.

Pali Capital, Inc. allocates certain operating expenses, including consulting and administrative services, to the Company. During 2005, such allocated expenses were immaterial. The amount due to Pali Capital, Inc. at December 31, 2005 was derived from such allocation.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $125,034 which was $59,532 in excess of its minimum required net capital of $65,502. The Company's net capital ratio was 7.9 to 1.

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total Member's Equity	$ 187,812
Deductions	
A. Non-Allowable Assets	
Prepaid Expenses and Other Assets	26,040
Fee Receivable	36,738
Total	62,778
Net Capital	$ 125,034
AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES	$ 982,536
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 65,502
Excess Net Capital	$ 59,532
Net Capital at 1,000%	$ 26,780
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.9 to .1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2005):	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 122,320
Net audit adjustments - statement of financial condition changes affecting allowable assets	2,714
Net capital per above	$ 125,034
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) Focus Report	$ 453,112
Audit adjustment - increase in commission payable	529,424
Aggregate indebtedness per above	$ 982,536

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Clifden Equities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Clifden Equities, LLC (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 3, 2006